130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

November 29, 2019	No. 19-08

Avalon Publishes Annual Filings and Eighth Sustainability Report

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") has released its eighth annual comprehensive Sustainability Report, along with its 2019 annual filings.

The 2019 Sustainability Report focuses on health and safety, social, environmental and economic matters that are material to Avalon. It incorporates a self-assessment of Avalon's 2019 fiscal year sustainability performance and sets targets for 2020 and long term goals against the applicable Towards Sustainable Mining indicators defined by the Mining Association of Canada. Avalon's 2019 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Standards, core option.

This year, Avalon integrated the United Nations 17 Sustainable Development Goals ("SDGs") into its sustainability reporting. 17 SDGs were set by the United Nations in 2015 and are the world's shared plan to end extreme poverty, reduce inequality and protect the planet by 2030. Avalon has aligned its GRI Index with the applicable SDGs in order to assess its business contributions towards each SDG.

Avalon's 2019 Sustainability Report is available from the Company's website at http://www.avalonadvancedmaterials.com/sustainability/2019-sustainability-report.

Don Bubar, President and CEO, commented, "Sustainable initiatives, including our annual sustainability reporting, have inspired us to look at new process technologies such as sensor-based ore sorting that will make our projects more cost efficient, reduce environmental impacts and decrease investment risk, adding to shareholder value while generating benefits for all of our stakeholders. Sustainability reports such as this one provide tangible evidence that practice in the mineral development industry is evolving as it transitions toward more cleantech materials production; embraces new, more efficient process technology; and reduces the scale of its initial operations - all resulting in a greatly reduced environmental footprint compared to that traditionally associated with the industry."

The Company has also completed the filings of its 2019 Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for the Company's fiscal year ended August 31, 2019. Copies of these filings are available through SEDAR at http://www.sedar.com; through EDGAR at http://www.sec.gov; or on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2019 Sustainability Report by email to ir@AvalonAM.com or by regular mail to Investor Relations, Avalon Advanced Materials Inc., 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's 2020 sustainability targets, Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.